FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION STATEMENT NO. 333-207740

RESOURCE APARTMENT REIT III, INC.

SUPPLEMENT NO. 8 DATED OCTOBER 7, 2016

TO THE PROSPECTUS DATED APRIL 29, 2016

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated April 29, 2016, as supplemented by Supplement No. 1 dated May 25, 2016, Supplement No. 2 dated June 14, 2016, Supplement No. 3 dated June 30, 2016, Supplement No. 4 dated August 4, 2016, Supplement No. 5 dated August 17, 2016, Supplement No. 6 dated August 24, 2016 and Supplement No. 7 dated September 13, 2016. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the declaration of cash distributions for October, November and December 2016 record dates;

•	the declaration of a stock dividend for the fourth quarter of 2016; and

•	the change of the name of our advisor.

Cash Distributions Declared

On October 7, 2016, our board of directors declared cash distributions on the outstanding shares of all classes of our common stock based on daily record dates for the periods from October 10, 2016 through October 30, 2016, from October 31, 2016 through November 29, 2016, and from November 30, 2016 through December 29, 2016, which distributions we expect to pay on October 31, 2016, November 30, 2016 and December 30, 2016, respectively. Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of (i) $0.0000547945 per share per day less (ii) the applicable daily distribution and shareholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date. Investors may choose to receive cash distributions or purchase additional shares through our distribution reinvestment plan. Distributions reinvested pursuant to the distribution reinvestment plan will be reinvested in shares of the same class as the shares on which the distributions are made. Some or all of the cash distributions may be paid from sources other than cash flows from operations.

Stock Dividend Declared

Also on October 7, 2016, our board of directors authorized a stock dividend for the fourth quarter of 2016, in the amount of 0.05 shares of common stock on each outstanding share of common stock to all common stockholders of record as of the close of business on December 31, 2016. Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend. We expect to issue this stock dividend on or about January 13, 2017.

We believe that the stock dividend should be a tax-free transaction for U.S. federal income tax purposes under Section 305(a) of the Internal Revenue Code of 1986, as amended, and the adjusted tax basis of each share of “old” and “new” common stock should be computed by dividing the adjusted tax basis of the old common stock by the total number of shares, old and new. The holding period of the common stock received in such non-taxable dividend is expected to begin on the date the taxpayer acquired the common stock which is the date that the dividend is issued. Stockholders should consult their own tax advisors regarding the tax consequences of this stock dividend.

Advisor Name Change

On September 27, 2016, our advisor changed its name from Resource Apartment Advisor III, LLC to Resource REIT Advisor, LLC. All references to “our advisor” in this prospectus now refer to Resource REIT Advisor, LLC.

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